-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

  For the fiscal year ended June 30, 1999

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

  For the transition period from        to

  Commission file number 1-4802

             BECTON, DICKINSON AND COMPANY SAVINGS INCENTIVE PLAN
                           (FULL TITLE OF THE PLAN)

                         BECTON, DICKINSON AND COMPANY
           (NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

            1 Becton Drive                           07417-1880
      Franklin Lakes, New Jersey                     (ZIP CODE)
    (ADDRESS OF PRINCIPAL EXECUTIVE
               OFFICER)

                                (201) 847-6800
                              (TELEPHONE NUMBER)

-------------------------------------------------------------------------------
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


1.  FINANCIAL STATEMENTS AND SCHEDULES.

    The following financial data for the Plan are submitted herewith:

    Report of Independent Auditors

    Statements of Net Assets Available for Benefits, as of June 30, 1999 and
    1998

    Statement of Changes in Net Assets Available for Benefits, for the year ended June 30, 1999

    Notes to Financial Statements

    Item 27a--Schedule of Assets Held for Investment Purposes as of June 30,
    1999

    Item 27d--Schedule of Reportable Transactions for the year ended June 30,
    1999

2.1 EXHIBITS.

    See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                  Audited Financial Statements and Schedules

                                 June 30, 1999

                                   Contents
Report of Independent Auditors..................................................   F-1

Financial Statements

Statements of Net Assets Available for Benefits as of June 30, 1999 and 1998....   F-2
Statement of Changes in Net Assets Available for Benefits for the year ended
June 30, 1999...................................................................   F-3
Notes to Financial Statements...................................................   F-4

Schedules

Item 27a--Schedule of Assets Held for Investment Purposes as of June 30, 1999...  F-12
Item 27d--Schedule of Reportable Transactions for the year ended June 30, 1999..  F-14

                        Report of Independent Auditors

Savings Incentive Plan Committee
Becton, Dickinson and Company

We have audited the accompanying statements of net assets available for benefits of the Becton, Dickinson and Company Savings Incentive Plan as of June 30, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended June 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1999 and 1998, and the changes in its net assets available for benefits for the year ended June 30, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of June 30, 1999, and schedule of reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


New York, New York
December 6, 1999

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                Statements of Net Assets Available for Benefits


                                                                                June 30
                                                                          1999          1998
                                                                      --------------------------
Assets
Investments at fair value:
 Becton, Dickinson and Company Common Stock (6,163,762
  shares and 6,062,104 shares, respectively)                          $184,912,860  $235,285,468
 Becton, Dickinson and Company Series B ESOP
  Convertible Preferred Stock (809,348 shares and
  837,613 shares, respectively) (Note 6)                               155,394,852   208,063,120
 State Street Bank and Trust Company S&P 500 Flagship
  Fund Series A (573,224 units and 574,418 units, respectively)        132,092,543   107,738,476
 State Street Bank and Trust Company MidCap Index Fund
  Series A (2,246,102 units and 2,214,514 units, respectively)          29,877,644    25,187,883
 Barclays Global Investors Commingled Fund (1,232,859
  units and 1,179,187 units, respectively)                              31,244,446    25,701,548
Investment contracts at contract value                                 158,663,620   152,745,229
                                                                      --------------------------
Total investments                                                      692,185,965   754,721,724

Receivables:
 Interest                                                                   58,136       799,869
 Dividends                                                                      63       803,290
 Participants' contributions                                                              16,427
 Employer contributions                                                  8,863,102     4,462,935
 Other receivable                                                        1,711,628       472,645
 Loans receivable from participants                                     18,293,968    16,425,438
Cash and cash equivalents                                                9,350,413     6,448,051
                                                                      --------------------------
Total assets                                                           730,463,275   784,150,379

Liabilities
Accrued interest payable                                                 1,575,411     1,784,351
Debt obligations (Notes 6 and 7)                                        33,342,022    37,764,028
Investment management fees payable                                         202,406       203,652
Other                                                                      447,916       114,161
                                                                      --------------------------
Total liabilities                                                       35,567,755    39,866,192
                                                                      --------------------------
Net assets available for benefits                                     $694,895,520  $744,284,187
                                                                      ==========================

See accompanying notes.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

           Statement of Changes in Net Assets Available for Benefits


                           Year ended June 30, 1999

Additions:
 Participants' contributions                                     $ 37,266,940
 Rollover contributions                                             3,624,086
 Company contributions                                              8,863,102
 Interest income                                                   11,828,077
 Dividends                                                          5,056,996
 Other                                                                279,833
                                                                 ------------
                                                                   66,919,034
Deductions:
 Distributions to participants                                     46,741,065
 Interest expense                                                   3,150,821
 Administrative expenses and other                                    401,598
                                                                 ------------
                                                                   50,293,484

Net depreciation in fair value of investments                     (66,014,217)
                                                                 ------------
Net decrease                                                      (49,388,667)

Net assets available for benefits at beginning of year            744,284,187
                                                                 ------------
Net assets available for benefits at end of year                 $694,895,520
                                                                 ============

See accompanying notes.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                         Notes to Financial Statements

                                 June 30, 1999

1.  Significant Accounting Policies

Accounting records of the Becton, Dickinson and Company Savings Incentive Plan (the "Plan") are maintained on the accrual basis whereby all income, costs and expenses are recorded when earned or incurred. Investments are recorded on the basis of cost but are reported in the Plan's financial statements at fair value, redemption value or contract value. Fair value of marketable equity securities is determined by quoted market prices in an active market. The value of the Becton, Dickinson and Company Series B ESOP Convertible Preferred Stock was determined based upon the guaranteed redemption value of $59 per share or 640% of the fair value of the Becton, Dickinson and Company Common Stock, whichever is higher. The underlying investments in the Fixed Income Fund are contracts with insurance companies which are fully benefit responsive and valued at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Interests in commingled trust funds and mutual funds are valued at the redemption price established by the trustee or investment manager of the respective fund. Participant loans are valued at unpaid principal balances with maturities ranging from three months to four and one-half years for ordinary loans and twenty years for primary residence loans. Cash equivalents are stated at cost, which approximates fair value. The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, ESOP fees and other administrative expenses are shared by Becton, Dickinson and Company, and the Plan.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 1998 amounts have been reclassified to conform to 1999 presentation in accordance with the Plan's early adoption of AICPA Statement of Position 99-3, Accounting For and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters.

2.   Description of the Plan

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program and to provide an opportunity for employees, at no cost to themselves, to become shareholders of Becton, Dickinson and Company. Employees of Becton, Dickinson and Company and certain of its domestic subsidiaries (the "Company") are eligible for participation in the Plan on the

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)


2.   Description of the Plan (continued)

first enrollment date coincident with or next following the date on which the employee commences employment with the Company.

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 20% inclusive. For purposes of the Plan, total pay includes base pay, overtime compensation and commissions. Pre-tax contributions are subject to annual Internal Revenue Code limitations of $10,000 for 1999 and 1998.

Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. It has authorized the Company to make a monthly contribution to the Plan in an amount equal to 50% of eligible employee contributions during said month minus any forfeitures.

Employee contributions can be in either before-tax ("401(k)") dollars or after-tax dollars or a combination of both. Employee contributions in before-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 40l(k) contributions from the Plan.

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to him exceeds the amount of after-tax dollars he has contributed to the Plan.

Employee contributions are invested, at the option of the employee, in the Fixed Income, the S&P 500 Index, the Becton, Dickinson and Company Common Stock, the Balanced and the MidCap Index Funds in any combination of 1%.

The assets of the Fixed Income Fund are invested in contracts with various insurance companies, which provide known rates of return on deposited funds, provided that the contracts remain in force until their maturity. The weighted average yield for the investment contracts was 6.30% and 6.46% at June 30, 1999 and 1998, respectively. The crediting interest rates ranged from 5.15% to 13.50% at June 30, 1999 and 5.55% to 7.49% at June 30, 1998. Crediting interest rates are determined based on the balance and duration of the contract, with certain contracts subject to quarterly rate resets based on

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)


2.   Description of the Plan (continued)

market indices. There are no minimum crediting interest rates or limitations on guarantees under the terms of the contracts. No valuation reserves have been established to adjust contract amounts. The fair value of the investment contracts recorded at contract value is approximately $158,535,500 and $155,922,000 at June 30, 1999 and 1998, respectively.

State Street Bank & Trust Company ("State Street Bank") is the Plan's Trustee. State Street Bank is also the investment manager of the S&P 500 Index Fund, the MidCap Index Fund and the Becton, Dickinson and Company Common Stock Fund. PRIMCO Capital Management Inc. is the investment manager of the Fixed Income Fund. Barclays Global Investors is the investment manager of the Balanced Fund.

The assets of the Company Common Stock Fund are invested in shares of the Company's common stock. The Trustee has advised that its present intention is to purchase the Company's common stock exclusively on the open market. Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions.

Any portion of the Funds, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The holding account represents funds received awaiting allocation to an investment fund.

The Company implemented an Employee Stock Ownership Plan (ESOP) whereby the Becton, Dickinson and Company Preferred Stock Fund was created to account for employer matching contributions being invested in convertible preferred stock on behalf of employees. Due to the favorable performance of the Company's common shares over the past several years, preferred shares have accumulated in the trust in excess of the Company's matching obligation. As a result, the Company matched up to an additional 1% of each eligible participant's salary. This increase in the Company's contribution was allocated in September 1999. Refer to
Note 6.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)


2.   Description of the Plan (continued)

The Plan also has a loan provision whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set annually. Employees are required to make installment payments at each payroll date. The outstanding balance of a loan becomes due and payable upon an employee's termination. Should an employee, upon his termination, elect not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

The Plan provides for vesting in employer matching contributions based on months of participation as follows:

               Full Months of Participation   Percentage
               ------------------------------------------

               Less than 24 months                 0%
               24 but less than 36 months         50%
               36 but less than 48 months         75%
               48 months or more                 100%

Any participating employee with 5 or more years of service regardless of months of participation will have a 100% vested percentage in the Company's matching contributions. Also, participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants' contributions are always 100% vested.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company's contributions.

Amounts allocated to withdrawn participants which have not yet been distributed from the Plan as of June 30, 1999 and 1998 amounted to $186,468 and $839,972, respectively. For the purpose of preparing the Plan's Form 5500 such amounts are recorded as liabilities.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)


3.   Investments

During 1999, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

          Participant-directed:
           Becton, Dickinson and Company Common Stock Fund       $(52,645,673)
           State Street Bank and Trust Company S&P 500
            Flagship Fund Series A                                 23,991,647
           State Street Bank and Trust Company MidCap Index
            Fund Series A                                           4,134,513
           Barclays Global Investors Commingled Fund                4,179,140

          Non-participant directed:
           Becton, Dickinson and Company Series B ESOP
            Convertible Preferred Stock                           (45,673,844)

Information about the significant components of the changes in net assets related to the non-participant directed investment, Becton, Dickinson and Company Series B ESOP Convertible Preferred Stock, is as follows:

          Contributions                                          $  4,557,321
          Interest and dividends                                    3,087,581
          Net realized and unrealized depreciation in fair
           value                                                  (45,673,844)
          Distribution to participants                             (7,703,468)
          Loan withdrawals                                           (520,421)
          Transfers between funds                                    (220,291)
          Interest expense                                         (3,150,821)
          Other                                                       279,833
                                                                 ------------
          Total                                                  $(49,344,110)
                                                                 ============

4.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 30, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan committee believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)


5.   Related Party Transactions

During the year ended June 30, 1999, the Plan purchased and distributed 1,251,067 shares and 1,149,409 shares, respectively, of the Company's common stock and recorded $1,999,923 in dividends on the common stock from the Company. In addition, the Plan distributed 28,265 shares of the Series B ESOP convertible preferred stock of the Company and recorded $3,057,073 in dividends on the preferred stock from the Company.

6.   Employee Stock Ownership Plan (ESOP)

The Company maintains an Employee Stock Ownership Plan (ESOP) as part of the Savings Incentive Plan. The ESOP operates to satisfy all or part of the Company's obligation to match 50% of employees' contributions, up to a maximum of 3% of each participant's covered compensation. To accomplish this, the ESOP borrowed $60,000,000 in a private debt offering and used the proceeds to buy the Company's Series B ESOP convertible preferred stock.

Each share of preferred stock has a guaranteed liquidation value of $59 per share and is convertible into 6.4 shares of the Company's common stock. The preferred stock pays an annual dividend of $3.835 per share which will be used by the ESOP, together with Company contributions to repay the ESOP borrowings. The allocated and unallocated shares at cost and market at June 30 were as follows:

                               June 30, 1999              June 30, 1998
                          ---------------------------------------------------
                           Allocated   Unallocated   Allocated   Unallocated
                          ---------------------------------------------------
Becton, Dickinson and
 Company Series B ESOP
 Convertible Preferred
 Stock:
  Number of shares            362,857      446,491      370,645        466,968
  Cost                    $21,408,980  $26,342,969  $21,868,233   $ 27,551,337
  Market                   69,668,580   85,726,272   92,068,269    115,994,851

Over a 15 year period, the trust will repay the loan; and as the loan is gradually repaid, a portion of the preferred stock will be released and used to match participants' contributions in the Plan. The initial allocation of preferred stock to plan participants began in March 1990. Each year, a pre-determined number of preferred shares will be released and available to be allocated to participants' accounts. If the total value of the preferred shares released (as the ESOP loan is repaid) is not sufficient to fully match the

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)


6.   Employee Stock Ownership Plan (ESOP) (continued)

participants' contributions, the remaining portion of the match will be made to the Company Common Stock Fund.

7.   Debt Obligations

In connection with the Employee Stock Ownership Plan feature, the Plan issued $60,000,000 of ESOP notes in a private placement. The notes bear interest at 9.45% and are guaranteed by the Company. The notes, which are due July 1, 2004, require semi-annual interest payments and annual principal payments. The aggregate annual maturities of the debt obligations during the years ended June 30, 2000 to 2004 are as follows: 2000-$4,861,000; 2001-$5,343,000, 2002-
$5,873,000, 2003-$6,455,000 and 2004-$7,095,000.

8.   Year 2000 Readiness Disclosure Statement (Unaudited)

The Company has implemented and completed a plan to ensure that hardware and software used in connection with the Plan is ready for the Year 2000. This plan involved a review of the Company's computer equipment and software to ensure that this equipment and software would function properly with respect to all dates, whether in the twentieth or twenty-first centuries, and also included a review of the Year 2000 compliance of third-party service providers to the Plan. Based on its efforts to date, the Company believes that it has completed all modifications to and replacements of the Company's computer equipment and software that are necessary to avoid any of the potential year 2000-related disruptions or malfunctions with respect to the Plan that it has identified and that third-party service providers to the Plan have provided reasonable assurances as to their Year 2000 readiness. The Company believes it has effectively anticipated and resolved any potential year 2000 issues affecting the Plan. No assurances can be given, however, that Year 2000 issues will not adversely affect the Plan to the extent the Company has not properly identified Year 2000 issues arising with respect to the Plan or third-party service providers to the Plan, or to the extent that the Company has failed to effectively address all relevant year 2000 issues affecting the Plan.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)

9.   Subsequent Event

Effective October 1, 1999, the Plan has made two new investment vehicles available to participants; the International Equity Fund and the Small Cap Fund. In addition, the Plan has been amended to limit the frequency of participants' ability to effectuate investment transactions and transfers involving Company stock.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

           Item 27a--Schedule of Assets Held for Investment Purposes

                                 June 30, 1999

                                                   Number                     Contract
 Identity of Issue, Borrower, Lessor or Similar   of Units                   or Current
      Party and Description of Investment         or Shares      Cost          Value
----------------------------------------------------------------------------------------
State Street Bank & Trust Company
*Becton, Dickinson and Company Common Stock       6,163,762    $71,196,813  $184,912,860

State Street Bank & Trust Company
*Becton, Dickinson and Company Series B ESOP
 Convertible Preferred Stock                        809,348     47,751,949   155,394,852

State Street Bank & Trust Company
S&P 500 Flagship Fund Series A                      573,224     96,819,714   132,092,543

State Street Bank & Trust Company
S&P MidCap Index Fund Series A                    2,246,102     24,505,866    29,877,644

Barclays Global Investors
Commingled Fund                                   1,232,859     21,242,916    31,244,446

Allstate Life Insurance Company
GIC #GA/77016A, due 2/15/03, at 6.44%                           17,930,536    17,930,536
GIC #GA/31028, due 2/15/02, at 5.73%                            11,279,239    11,279,239

Caisse des Depots
BR-239-01, due 5/31/00, at 6.08%                                   884,639       884,639
BR-239-02, due 12/12/02, at 6.05%                                2,006,125     2,006,125
BR-239-03, due 5/14/04 at 5.92%                                  4,847,887     4,847,887

Hartford Life Insurance Company
GIC #GA/10120, due 8/2/99, at 7.27%                              3,523,808     3,523,808

John Hancock Mutual Life Insurance Company
GIC #GA/7238-1, due 12/2/02 at 5.34%                             5,095,161     5,095,161

Metropolitan Life Insurance Company
GIC #GA/13669, due 4/30/01, at 5.61%                               694,478       694,478
GIC #GA/13817, due 1/2/01, at 13.5%                              2,143,556     2,143,556

Prudential Cap Max
GIC #10008-211, due 6/19/00, at 6.05%                            5,311,895     5,311,895
GIC #10008-212, due 4/23/02 at 5.91%                             1,212,333     1,212,333

* As Becton, Dickinson and Company is the plan sponsor, these represent party-in-interest transactions.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

     Item 27a--Schedule of Assets Held for Investment Purposes (continued)

                                 June 30, 1999

                                                            Number                         Contract
     Identity of Issue, Borrower, Lessor or Similar        of Units                       or Current
          Party and Description of Investment              or Shares         Cost            Value
-----------------------------------------------------------------------------------------------------
Continental Assurance Company
GIC #630/05752, due 10/31/06, at 6.55%                                   $ 15,674,240    $ 15,674,240

Monumental Life Insurance Company
#0027TR, due 8/1/99, at 6.87%                                              20,090,497      20,090,497

Security Life of Denver Insurance Company
GIC #108GIC, due 9/28/99, at 5.15%                                          4,463,848       4,463,848

State Street Bank and Trust
GIC #96034, due 10/16/06, at 6.30%                                         33,533,623      33,533,623

Trans America Life Insurance and Annuity Company
GIC #76572, due 11/15/04, at 5.55%                                         19,714,373      19,714,373

Business Men's Assurance - MBIA
GIC #1324, due 11/03/03, at 5.48%                                           5,173,974       5,173,974
GIC #1352, due 3/21/03, at 6.05%                                            2,032,774       2,032,774

Jackson National Life Insurance Company
GIC #1261, due 3/18/04, at 6.05%                                            3,050,634       3,050,634
                                                                         ----------------------------
Total investments                                                         420,180,878     692,185,965

Loans receivable from participants (original loan
 amounts ranging from $1,000 to $50,000 bearing
 interest at rates ranging from 7% to 11.5%)                                               18,293,968
                                                                         ----------------------------
                                                                         $420,180,878    $710,479,933
                                                                         ============================

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                 Item 27d--Schedule of Reportable Transactions

                           Year ended June 30, 1999

                                                                        Total
                                                                      Number of     Aggregate       Aggregate        Gain
                                                                      Purchases     Value of        Value of          or
   Identity of Party Involved            Description of Assets        or Sales     Purchases          Sales         (Loss)
----------------------------------------------------------------------------------------------------------------------------
Category (iii)-Series of
 transactions in excess of 5%
State Street Bank and Trust Company     S&P 500 Flagship Fund            123      $ 25,330,457
State Street Bank and Trust Company     S&P 500 Flagship Fund            130                      $ 24,968,660   $   940,680
State Street Bank and Trust Company     Short-term Investment Fund       245       192,387,641
State Street Bank and Trust Company     Short-term Investment Fund       257                       190,788,669
Becton Dickinson and Company            Common stock                     193        47,198,281
Becton Dickinson and Company            Common stock                     233                        44,840,274    (1,144,508)

There were no category (i), (ii) or (iv) reportable transactions during 1999.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE MEMBERS OF THE SAVINGS INCENTIVE PLAN COMMITTEE HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                          Becton, Dickinson and Company
                                           Savings Incentive Plan

                                                  /s/ Gerald Caporicci
                                          _____________________________________
                                                    GERALD CAPORICCI
                                             MEMBER, SAVINGS INCENTIVE PLAN
                                                        COMMITTEE

Date: December 8, 1999

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                    DESCRIPTION                            METHOD OF FILING
-------                   -----------                            ----------------
   23           Consent of Independent Auditors               Filed with this report